SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CHEGG, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

163092 109

(CUSIP Number)

November 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 163092 109
1. Names of Reporting Persons Ace Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 10,499,998
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,499,998
9. Aggregate Amount Beneficially Owned by each Reporting Person 10,499,998
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 12.9%
12. Type of Reporting Person (See Instructions) CO

Cusip No. 163092 109
1. Names of Reporting Persons Ace Holdings Management Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 10,499,998
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,499,998
9. Aggregate Amount Beneficially Owned by each Reporting Person 10,499,998
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 12.9%
12. Type of Reporting Person (See Instructions) CO

Cusip No. 163092 109
1. Names of Reporting Persons Richard Li Tzar Kai
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 10,499,998
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,499,998
9. Aggregate Amount Beneficially Owned by each Reporting Person 10,499,998
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 12.9%
12. Type of Reporting Person (See Instructions) IN

Item 1(a). Name of Issuer:

Chegg, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

3990 Freedom Circle

Santa Clara

California 95054

Item 2(a). Name of Person Filing:

Ace Limited

Ace Holdings Management Limited

Richard Li Tzar Kai

Item 2(b). Address of Principal Business Office, or if none, Residence:

Address:

Ace Limited: Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Ace Holdings Management Limited: 171 Main Street, Road Town, Tortola VG 1110, British Virgin Islands.

Richard Li Tzar Kai: Davis & Gilbert LLP, 1740 Broadway, New York, NY 10019.

Item 2(c). Citizenship:

Ace Limited is a Cayman Islands corporation.

Ace Holdings Management Limited is a British Virgin Islands corporation.

Richard Li Tzar Kai is a citizen of Canada.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

163092 109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the date of this filing, Ace Limited is deemed to beneficially own an aggregate of 10,499,998 shares of Common Stock of the Issuer (the “Ace Shares”). By virtue of Ace Limited’s direct ownership of the Ace Shares and Ace Holdings Management Limited’s ownership and control of Ace Limited, Ace Holdings Management Limited may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Ace Shares. By virtue of his ownership of Ace Holdings Management Limited, Richard Li Tzar Kai may be deemed to have shared power to vote the Ace Shares. Each of Ace Holdings Management Limited and Richard Li Tzar Kai disclaims beneficial ownership of the Ace Shares.

(b) Percent of class:

The Ace Shares represent approximately 12.9% of the Issuer’s Common Stock outstanding.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	Ace Limited	0
	Ace Holdings Management Limited	0
	Richard Li Tzar Kai	0

(ii)	Shared power to vote or to direct the vote:
	Ace Limited	10,499,998
	Ace Holdings Management Limited	10,499,998
	Richard Li Tzar Kai	10,499,998

(iii)	Sole power to dispose or to direct the disposition of:
	Ace Limited	0
	Ace Holdings Management Limited	0
	Richard Li Tzar Kai	0

(iv)	Shared power to dispose or to direct the disposition of:
	Ace Limited	10,499,998
	Ace Holdings Management Limited	10,499,998
	Richard Li Tzar Kai	10,499,998

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

(a) Not applicable

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014	ACE LIMITED
By: /s/ Lim Beng Jin
Name: Lim Beng Jin
Title: Director

ACE HOLDINGS MANAGEMENT LIMITED
By: /s/ Lim Beng Jin
Name: Lim Beng Jin
Title: Director

/s/ Richard Li Tzar Kai
Richard Li Tzar Kai

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of Chegg, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

February 13, 2014
(Date)
ACE LIMITED
By: /s/ Lim Beng Jin
Name:Lim Beng Jin
Title: Director
ACE HOLDINGS MANAGEMENT LIMITED
By: /s/ Lim Beng Jin
Name: Lim Beng Jin Title: Director

/s/ Richard Li Tzar Kai
Richard Li Tzar Kai

Exhibit 2

IDENTIFICATION OF MEMBERS OF THE GROUP

Ace Limited

Ace Holdings Management Limited

Richard Li Tzar Kai

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